SC 29644 864) 967- 2150
1AVX Boulevard Fountain Inn, SC 29644 Tel: (864) 967- 2150

August 17, 2015

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington,  DC 20549

Re:	AVX Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed May 20, 2015
File No. 1-07201

Dear Mr. Cascio:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 10, 2015 (the “August 10 Letter”) in connection with your review of the Form 10-K for the fiscal year ended March 31, 2015 filed by AVX Corporation (“AVX” or the “Company”) on May 20, 2015 (the “Form 10-K”).  For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following each bolded comment.

1.

We reference your response to comment 2 in our prior comment letter dated June 30, 2014 in which you agreed to include enhanced disclosure in future filings about how you recognize revenue related to products purchased from Kyocera and resold by AVX on a gross basis in accordance with the revenue recognition criteria outlined in FASB ASC 605-45. Please tell us why you did not include this disclosure in your Form 10-K for the fiscal year ended March 31, 2015.

We respectfully inform the Commission that not enhancing the disclosure in our March 31, 2015 Form 10-K consistent with our response to comment 2 in the Commission’s letter to us dated June 30, 2014 was an unintentional omission on our part.  There were no material changes in the operation of the Company’s business, particularly as it relates to its resale activities, since June 30, 2014 through the March 31, 2015 fiscal year end. Accordingly, we do not believe the absence of the enhanced disclosure in our Form 10-K for the year ended March 31, 2015, though inadvertently omitted, constituted a material omission or resulted in the market or any individual investors receiving materially misleading information concerning the Company or its revenue recognition policies. We propose enhancing the Company’s disclosure in our Form 10-K for the fiscal year ending March 31, 2016 (and future annual reports, as applicable) to address the fact that we consider gross versus net presentation in determining our revenue recognition.  Our proposed disclosure below, based on our March 31, 2015 Form 10-K policy disclosure, includes the proposed enhancements (underlined) to be included in our March 31, 2016 Form 10-K to address the gross versus net presentation:

August 17, 2015

Revenue Recognition and Accounts Receivable:

All products are built to specification and tested by AVX or our suppliers for adherence to such specification before shipment to customers. We ship products to customers based upon firm orders. Shipping and handling costs are included in cost of sales. We recognize revenue when the sales process is complete. This occurs when products are shipped to the customer in accordance with the terms of an agreement of sale, there is a fixed or determinable selling price, title and risk of loss have been transferred, and collectability is reasonably assured. We evaluate gross versus net presentation on revenues from products purchased and resold in accordance with the revenue recognition criteria outlined in FASB ASC 605-45, Principal Agent Considerations. Based on the evaluation of our resale arrangements with Kyocera, including consideration of the primary indicators set forth in ASC 605-45-45, we record revenue related to products purchased and resold on a gross basis.

Estimates used in determining sales allowance programs described below are subject to the volatilities of the marketplace. This includes, but is not limited to, changes in economic conditions, pricing changes, product demand, inventory levels in the supply chain, the effects of technological change, and other variables that might result in changes to our estimates. Accordingly, there can be no assurance that actual results will not differ from those estimates.

2.

We reference your response to comment 3 in our prior comment letter dated June 30, 2014 in which you agreed to disclose in future filings the cumulative amount of undistributed earnings of your foreign subsidiaries for which no U.S. income taxes have been provided as required by FASB ASC 740-30-50-2.   Please tell us why you did not include this disclosure in your Form 10-K for the fiscal year ended March 31, 2015.

We respectfully inform the Commission that not including disclosure in our March 31, 2015 Form 10-K consistent with our response to comment 3 in the Commission’s letter to us dated June 30, 2014 was an unintentional omission on our part.  There were no material changes in the overall business of the Company or the Company’s business structure for the year ended March 31, 2015 versus the prior fiscal year, particularly as it relates to the cumulative amount of undistributed earnings of the Company’s foreign subsidiaries for which no U.S. income taxes have been provided.  We supplementally advise the Commission that the undistributed earnings of the Company’s foreign subsidiaries for which no U.S. income taxes have been provided was approximately $938 million and $951 million for the fiscal years ended March 31, 2014 and 2015, respectively.  Accordingly, we do not believe the absence of the additional disclosure in our Form 10-K for the year ended March 31, 2015, though inadvertently omitted, constituted a material omission or resulted in the market or any individual investors receiving materially misleading information concerning the Company or its tax position. We respectfully highlight to the Commission in that regard that we have historically disclosed the amount of U.S. taxes on such undistributed earnings.  We propose enhancing the Company’s disclosure in our Form 10-K for the fiscal year ending March 31, 2016 (and future annual reports, as applicable) to include our total undistributed earnings of foreign subsidiaries.  Our proposed disclosure below, based on our March 31, 2015 Form 10-K tax footnote disclosure, includes enhancements (underlined) to be included in our March 31, 2016 Form 10-K to address this issue:

At the present time, we expect that cash and profits generated by our foreign subsidiaries will continue to be reinvested indefinitely. We do not provide for U.S. taxes on the undistributed earnings of foreign subsidiaries which are considered to be reinvested indefinitely. Total undistributed earnings which would be subject to U.S. income tax if remitted were approximately $938,000 and $951,000 as of March 31, 2014 and 2015, respectively. The amount of U.S. taxes on such undistributed earnings as of March 31, 2014 and 2015 would have been approximately $181,000 and $187,000, respectively.

August 17, 2015

3.

We see that you reversed a valuation allowance of $50 million related to the forecasted future utilization of NOL’s at a French subsidiary. Please provide us an analysis of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of the deferred tax assets.   Refer to ASC 740-10-30-16 through 25.   As a related matter, please tell us why you did not include a discussion of the judgments and assumptions that resulted in the reversal of the valuation allowance within critical accounting policies on page 37.

For background, as of March 31, 2015, our wholly-owned French subsidiary had approximately $149.9 million of French Net Operating Loss carryforwards (“NOLs”).  Prior to March 31, 2015, we maintained a full valuation allowance (“VA”) against the related Deferred Tax Asset (“DTA”), which, tax-effected at the relevant French statutory tax rate of 33.3%, amounted to approximately $50.0 million.

With respect to the release of the $50.0 million valuation allowance, the following are the material positive and negative factors that we considered in arriving at our conclusion regarding the realizability of the related deferred tax assets.

Positive Factors

1.	As of March 31, 2015, the French subsidiary had a history of three years cumulative profits of $7.2 million and reported profits of $2.5 million and $5.1 million in the last two fiscal years.

2.

The Company forecasts profits in future years and expects profits to continue for the foreseeable future sufficient to utilize the NOLs.  The Company has implemented operational changes among its manufacturing and distribution facilities that reduced the uncertainty in the Company’s forecast of profits for its French subsidiary.

3.	The French NOLs have an indefinite carryforward period.

Negative Factors

1.	Limited history of generating taxable income prior to the French subsidiary achieving three year cumulative profits.

2.	Inherent risk associated with future forecasted results.

Based on our evaluation of all material available evidence, both positive and negative, we concluded the positive evidence outweighed the negative and accordingly, released the full amount of the valuation allowance as of March 31, 2015.

We acknowledge the Commission’s comment regarding our critical accounting policy, and respectfully submit that we believe our critical accounting policy sufficiently discloses the nature of management’s assessment used in determining the recoverability of deferred tax assets and the consideration of whether a valuation allowance is needed.  We do not believe the nature of the material positive and negative factors considered in evaluating the release of the French subsidiary DTA, as described above, are unusually complex in assessing a valuation allowance; for example, there were no tax planning strategies or other unusual factors impacting our assessment of recoverability.  Accordingly, we believe the disclosure in our critical accounting policies relative to understanding

August 17, 2015

how management assesses the recoverability of the Company’s DTA’s was appropriate and did not omit material information or otherwise mislead the market or any individual investors.

In connection with this response to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at (864) 967-9303.

Sincerely,

/s/ Kurt P. Cummings

Kurt P. Cummings

Vice President, Chief Financial Officer, Treasurer and Secretary